Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Bumgardner Wang
WeissComm Partners
(415) 946-1065

PHARMACYCLICS ANNOUNCES PRESENTATION AND PUBLICATION OF PRELIMINARY RESULTS EVALUATING XCYTRIN FOR THE TREATMENT OF REFRACTORY B-CELL LYMPHOMAS

Atlanta and Sunnyvale, Calif. -- December 12, 2005 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today announced the presentation of preliminary results of a Phase 1 clinical trial, which suggest that Xcytrin® (motexafin gadolinium) Injection, when given in combination with Zevalin® (Ibritumomab Tiuxetan), is well-tolerated and demonstrates synergistic activity in patients with Rituxan® (rituximab)-refractory low-grade and transformed non-Hodgkin's lymphoma (NHL). A second published Phase 2 study reported that Xcytrin demonstrated single-agent activity in refractory low grade lymphoma (LG) and chronic lymphocytic leukemia (CLL). The presentation and publication are part of the proceedings at the American Society of Hematology (ASH) 47th Annual Meeting and Exposition being held this week at the Georgia World Congress Center in Atlanta, GA.

The presentation, "Combination of Motexafin Gadolinium (MGd) with 90Y Ibritumomab Tiuxetan (Zevalin; 90Yttrium-Zevalin) Radioimmunotherapy (RIT) Produces High Complete Remission Rates in Relapsed Rituximab-Refractory Follicular Non-Hodgkin's Lymphoma (NHL)," described preliminary results from a Phase 1 dose escalation study evaluating Xcytrin for the treatment of Rituxan-refractory NHL. The ongoing study has enrolled ten patients of which nine are evaluable for response, including patients with follicular (6), transformed diffuse B-cell (2), and mantle cell (1) histologies. Six complete and one partial tumor response were seen out of the nine patients. Of the patients with

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follicular histology, five have achieved a complete response, and one has achieved a partial response. One of the patients with transformed diffuse B-cell histology has achieved a complete response. No response was observed in the one patient with mantle cell histology. Only one of the responding patients has relapsed (8 months), while all others are still in remission ranging from 2-13 months.

"We found that Xcytrin, when combined with Zevalin, does not appear to increase hematologic or other toxicity," said Andrew M. Evens, D.O., M.S., Department of Hematology/Oncology, Northwestern University, and lead author of the study. "Moreover, we observed prompt tumor responses and complete remission in a high proportion of refractory lymphoma patients. The goal of the study is to utilize the potential single agent activity of Xcytrin with its radiation enhancing properties."

This study included patients (median age 57 years) who had failed an average of three prior treatment regimens. Seven of these patients were refractory to treatment with Rituxan, a therapeutic antibody indicated for the treatment of patients with relapsed, low-grade or follicular, NHL. Four doses of Xcytrin were administered each week for two weeks with one injection of 90 Yttrium Zevalin. No dose limiting toxicity has been seen to date.

A second Phase 2 study, entitled "Motexafin Gadolinium (MGd) Has Clinical Activity in Relapsed/Refractory Low Grade Lymphomas (LG) and Relapsed/Refractory Chronic Lymphocytic Leukemia," reports results from an ongoing study evaluating single agent Xcytrin for the treatment of refractory LG and CLL. The multi-center study, which is taking place at University of Wisconsin, University of Miami, Northwestern University, Stanford University, and the Mayo Clinic, has enrolled 12 patients (median age 64.5 years), ten with LG and two with CLL. Enrolled patients had failed a median of 3.5 prior treatment regimens; all failed Rituxan and six failed Zevalin. There have been three partial responses of 2+, 5+ and 8 months duration (2 LG and 1 CLL), and two patients had stable disease (1 LG and 1 CLL), one with resolution of autoimmune hemolytic anemia. Responses occurred after two or fewer cycles of therapy with Xcytrin and were seen in patients failing extensive prior treatment (median of 4.3 prior regimens). Xcytrin was given daily for three days every two weeks for LG, and every day for ten days every three weeks for CLL.

Grade 3 Xcytrin related adverse events included vesiculobullous rash (blisters) around fingernails (3 patients). Grade 1 Xcytrin related adverse events included skin and urine discoloration (6 and 4 patients), diarrhea, nausea, and peripheral neuropathy (3 patients each). Xcytrin was found to be non-myelosuppressive.

About Chronic Lymphocytic Leukemia and Non-Hodgkin's Lymphoma
CLL and non-Hodgkin's lymphomas are malignancies of lymphoid cells. CLL primarily involves the bone marrow and blood. Tumor cell growth in these patients usually causes an elevation of peripheral blood white cell counts, and infiltration of bone marrow, lymph nodes, spleen and other organs. Patients with CLL are typically treated with combination chemotherapy and/or monoclonal antibodies. Relapsed CLL is not curable and patients eventually become resistant to standard therapies. Non-Hodgkin's lymphomas are often widely disseminated at disease presentation commonly involving multiple lymph node sites, the bone marrow, and other organs. Although they often respond to initial chemotherapy, most patients with relapsed B-cell NHL are not cured with existing treatments. Zevalin is an approved radiolabeled monoclonal antibody used in the treatment of relapsed NHL. Complete responses are seen in less than 30% of patients.

About Xcytrin
Pharmacyclics is developing Xcytrin as an anti-cancer agent with a novel mechanism of action that is designed to selectively concentrate in tumors and induce apoptosis

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(programmed cell death). Xcytrin is a redox active drug that disrupts redox dependent pathways in cells and inhibits oxidative stress related proteins. Its multifunctional mode of action provides the opportunity to be used in a broad range of cancers. Xcytrin is paramagnetic and produces an intense MRI signal which can be used to image tumors. Pharmacyclics has been granted Fast-Track status by the U.S. Food and Drug Administration (FDA) for Xcytrin for the treatment of brain metastases (cancer that has spread to the brain from another part of the body) in patients with non-small cell lung cancer (NSCLC). Xcytrin is currently being evaluated in a randomized Phase 3 clinical trial (the SMART trial) that completed enrollment earlier this year and is designed to compare the effects of whole brain radiation therapy (WBRT) alone to WBRT plus Xcytrin for the treatment of brain metastases in patients suffering from NSCLC. Xcytrin also is currently under investigation in several Phase 1 and Phase 2 clinical trials in various cancers evaluating its use as a single agent and in combination with chemotherapy and/or radiation therapy.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer, atherosclerosis and other diseases. The company's products are rationally designed, ring-shaped small molecules called texaphyrins that are designed to selectively target and disrupt the bioenergetic processes of diseased cells, such as cancer and atherosclerotic plaque. More information about the company, its technology, and products in development can be found on its website at www.pharmacyclics.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

Zevalin® is a registered trademark of Biogen Idec. Rituxan® is a registered trademark of Genentech.

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NOTE: Other than statements of historical fact, the statements made in this press release about enrollment and future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, including results from our SMART trial, clinical development plans and product development activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with the initiation, timing, design, enrollment and cost of clinical trials; unexpected delays in and unanticipated increases in costs related to our preclinical studies and clinical trials; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to collect complete and audited data from clinical sites participating in our SMART trial, our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-Q for the period ended September 30, 2005. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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